United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale reports interruption of operations at the Onça Puma nickel plant

Rio de Janeiro, October 6, 2024 - Vale S.A. (“Vale” or "Company") announces a temporary interruption of operations at the Onça Puma nickel plant in Ourilândia do Norte, Pará. The interruption occurred due to damage to the local electricity company's transmission network after strong winds on October 5th. There were no incidents reported regarding the safety of employees, neighboring communities or Vale's assets at the site. The electricity transmission network is expected to be restored by October 15, according to information from the operator in charge.

Vale preliminarily estimates an impact of 1.5 to 2.0 kt on nickel production in 4Q24, which does not imply a change in the guidance provided by the company for 2024, of 153-168 kt. The Company will continue to assess the impacts of the interruption on nickel production at Onça Puma and the measures necessary to resume the affected operational processes. Vale will keep the market informed about material developments at the Onça Puma operation.

Murilo Muller

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 7, 2024		Director of Investor Relations